                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1    )*
                                          ---------

                      Entravision Communications Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  29382R 10 7
           --------------------------------------------------------
                                 (CUSIP Number)

                          Univision Communications Inc.
                      1999 Avenue of the Stars, Suite 3050
                          Los Angeles, California  90067
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 29, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  7  Pages
                                        ---


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CUSIP No. 29382R 10 7                 13D
          ------------


-------------------------------------------------------------------------------
 (1) Name of Reporting Persons.

     Univision Communications Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK, WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                          /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                      0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             30,775,334
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                      0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             30,775,334
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     30,775,334
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                  /  /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     26.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 29382R 10 7                 13D
          ------------


-------------------------------------------------------------------------------
 (1) Name of Reporting Persons.

     A. Jerrold Perenchio
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                    /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S. CITIZEN
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                       0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              30,775,334
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                       0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              30,775,334
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     30,775,334
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                            /  /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     26.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                       3
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                                    PREAMBLE

     The filing of this Schedule 13D is not, and should not be, an admission that such 13D is required to be filed. See discussion under Item 2.

ITEM 1.  SECURITY AND ISSUER.

         The classes of equity security to which this statement on form
Schedule 13D relates is the Class A common stock ("Securities") of Entravision Communications Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 2425 Olympic Blvd., Suite 6000 West, Santa Monica, CA 90404. Of the 30,775,334 shares of Class A common stock to which this Schedule 13D relates, 21,983,392 shares are shares of Class C common stock of the Issuer convertible by Univision Communications Inc., a Delaware corporation ("Univision") at any time.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with Issuer's reorganization on August 7, 2000, Univision exchanged the $120,000,000 promissory note and option it had acquired from the Issuer's predecessor for 21,983,392 shares of the Issuer's Class C common stock. Univision purchased 6,464,542 shares of the Issuer's Class A common stock offered by the Issuer in its initial public offering directly from the Issuer on August 7, 2000 for approximately $100,000,000. The remaining Class A shares were purchased in the open market between August 7, 2000 and the date this Amendment No. 1 to Schedule 13D is being filed.
The Reporting Persons used bank borrowings under their credit facility with a syndicate of commercial banks and other lenders and working capital for all purchases of the Class A shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Securities to which this Schedule 13D relates is 30,775,334 shares, representing 26.7% of the outstanding 115,287,989 shares of the Issuer's Class A common stock (assuming the Issuer's Class B and Class C common stock have been converted). A total of 21,983,392 of the Securities are Class C shares that may be converted at any time by the Reporting Persons to Class A shares. The conversion ratio is 1:1.

         Mr. Perenchio may be deemed to have beneficial ownership of the Securities beneficially owned by Univision (although he specifically disclaims such beneficial ownership). The remaining Covered Persons disclaim beneficial ownership of the Securities.

        (b) Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities reported for it. The remaining Covered Persons disclaim beneficial ownership of the Securities.

        (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

                                    4
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        (d)  Not applicable.

        (e)  Not applicable.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2000
                                        Univision Communications Inc.

                                        By:   /s/ Robert V. Cahill
                                            ---------------------------------
                                              Robert V. Cahill
                                              Vice President and Secretary


                                             /s/ A. Jerrold Perenchio
                                            ---------------------------------
                                                 A. Jerrold Perenchio

                                                                     Schedule II

                            INFORMATION WITH RESPECT TO
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D(1)



                                           SHARES PURCHASED                         AVERAGE
                DATE                                                                PRICE(2)


               8/16/00                       83,100                                   $19.09

               8/17/00                      151,200                                   $19.61

               8/18/00                       98,500                                   $19.62

               8/21/00                       77,700                                   $20.33

               8/22/00                      227,400                                   $20.33

               8/23/00                       32,300                                   $19.44

               8/24/00                       59,000                                   $19.51

               8/25/00                       22,500                                   $19.47

               8/28/00                       63,100                                   $19.20

               8/29/00                       97,500                                   $19.38

               8/30/00                      118,500                                   $19.48

               8/31/00                      292,300                                   $19.76

--------------------

        (1) Unless otherwise indicated, all transactions were effected by Univision on the New York Stock Exchange.

        (2) Price excludes commissions.